UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)
Under the Securities Exchange Act of 1934

Merrimac Industries, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

590262 10 1

(CUSIP Number)

Ludwig G. Kuttner 627 Plank Road Keene, VA 22946 (434) 293-4277

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 590262 10 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ludwig G. Kuttner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 590262 10 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hampshire Investments, Limited I.R.S. No. 58-2332317
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 590262 10 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) K Holdings, LLC I.R.S. No. 54-1767326
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and the Issuer.

This statement constitutes Amendment No. 2 to the Schedule 13D (the "Statement") relating to the common stock, par value $.01 per share (the "Common Stock"), of Merrimac Industries, Inc. (the "Issuer") and amends the Schedule 13D relating to the Common Stock filed on January 6, 2005, as amended on December 29, 2009 (the “Original 13D”).  Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Original 13D. The principal executive offices of the Issuer are located at 41 Fairfield Place, West Caldwell, NJ 07006.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)  As of the time of this filing, each of the Reporting Persons does not beneficially own any shares of Common Stock.

(b)  As of the time of this filing, each of the Reporting Persons has no power to vote or direct the vote of any shares of Common Stock.

(c)  On February 3, 2010, pursuant to the previously announced tender offer by Crane Co. (“Crane”) and Crane Merger Co. (“Purchaser”) for all of the outstanding shares of Common Stock at a price of $16 per share net to the seller in cash, Purchaser accepted for payment (i) 6,500 shares of Common Stock owned directly by Mr. Kuttner, (ii) 250,000 shares of Common Stock owned directly by K Holdings and (iii) 50,000 shares of Common Stock owned directly by HIL. Following the closing of such tender offer, Purchaser merged with and into the Issuer.  In connection therewith, Mr. Kuttner’s remaining 3,000 shares of Common Stock were cancelled and converted into the right to receive $16 per share in cash and Mr. Kuttner’s 7,500 stock options were cancelled for a cash payment per underlying share equal to the difference between the exercise price and $16.00.

(d)  The members of K Holdings, Mr. Kuttner and his wife Beatrice Ost-Kuttner, are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the shares of Common Stock formerly held by K Holdings in accordance with their ownership interests.

The shareholders of HIL, including Mr. Kuttner, are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the shares of Common Stock formerly held by HIL in accordance with their ownership interests.

(e)  On February 3, 2010, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2010	/s/ Ludwig G. Kuttner
Ludwig G. Kuttner

Dated: February 4, 2010	K HOLDINGS, LLC

	By:	/s/ Ludwig G. Kuttner
Name: Ludwig G. Kuttner
Title: Managing Member

Dated: February 4, 2010	HAMPSHIRE INVESTMENTS, LIMITED

	By:	/s/ Ludwig G. Kuttner
Name: Ludwig G. Kuttner
Title: Managing Member